

June 24, 2010

Wang Chen
Chief Executive Officer
Shengkai Innovations, Inc.
No. 27, Wang Gang Road
Jin Nan (Shuang Gang) Economic and Technology Development Area
Tianjin, People's Republic of China 300350

       Re: Shengkai Innovations, Inc.
       Registration Statement on Form S-3
       Supplemental Response on June 22, 2010
       File No. 333-167276

Dear Mr. Chen:

       We have reviewed your supplemental response to our letter of June 17, 2010 and have the following comment.

1. We note your response to our prior comment; however, please fully explain the steps the company took to transfer the listing of its shares from the NYSE to the NASDAQ. Please tell us the date on which the board first took definitive action in this regard.

       You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

                         Sincerely,

                         Pamela Long
                         Assistant Director

CC: Benjamin A. Tan, Esq.
        Jeff Cahlon, Esq.
        Sichenzia Ross Friedman Ference LLP
        Facsimile (212) 930-9725